SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: October 2009

Commission File Number: 000-31815

HYDROGENICS CORPORATION —

CORPORATION HYDROGENIQUE

(Exact name of registrant as specified in its charter)

5985 MCLAUGHLIN ROAD, MISSISSAUGA, ONTARIO L5R 1B8, CANADA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

On October 27, 2009, a non-dilutive financing transaction (the “Transaction”) involving (i) a plan of arrangement among 7188501 Canada Inc. (now Hydrogenics Corporation) (the “Corporation”), Hydrogenics Corporation (now Algonquin Power & Utilities Corp.) (“New Algonquin”), Stuart Energy Corporation and Hydrogenics Test Systems Inc. and (ii) take-over bids pursuant to which New Algonquin offered to acquire all of the issued and outstanding units and convertible debentures of Algonquin Power Income Fund, all of which is more fully described in the Hydrogenics Management Proxy Circular dated June 25, 2009 (filed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2009) was completed.

The common shares of New Algonquin were registered with the SEC pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Upon effectiveness of the Transaction, the Corporation’s common shares are deemed registered under Section 12(b) of the Exchange Act as a successor issuer to New Algonquin pursuant to Rule 12g-3(a) of the Exchange Act. The Corporation’s common shares are listed on the NASDAQ Global Market and trade under the ticker symbol “HYGS” the same ticker symbol that had been previously used by New Algonquin for the New Algonquin common shares prior to the completion of the Transaction. The Corporation’s common shares are also listed on the Toronto Stock Exchange and trade under the ticker symbol “HYG”. This Form 6-K is being submitted by the Corporation to the SEC as notice that the Corporation is the successor issuer to New Algonquin under Rule 12g-3 under the Exchange Act, as required by paragraph (f) of Rule 12g-3.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   October 27, 2009

HYDROGENICS CORPORATION

By:	/s/ Lawrence E. Davis
	Name:	Lawrence E. Davis
	Title:	Chief Financial Officer